 DOCUMENT TYPE SC 13G/A
TEXT

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment # 1

Name of Issuer: KAYNE ANDERSON MLP/MIDSTREAM INVESTMENT CO
_____________________________________________________
Title of Class
of Securities: Preferred Stock

CUSIP Number: 4866068#6

1) NAME AND I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

Prudential Financial, Inc. 22-3703799

2.) MEMBER OF A GROUP: (a) N/A
(b) N/A

3) SEC USE ONLY:

4) PLACE OF ORGANIZATION: New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5) Sole Voting Power: 0 Not applicable
6) Shared Voting Power: 0 See Exhibit A
7) Sole Dispositive Power: 0 Not applicable
8) Shared Dispositive Power: 0 See Exhibit A

9) AGGREGATE AMOUNT BENEFICIALLY OWNED: 0 Not applicable

10) AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES: Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0 Not applicable

12) TYPE OF REPORTING PERSON: HC

ITEM 1(a). NAME OF ISSUER:

KAYNE ANDERSON MLP/MIDSTREAM INVESTMENT CO

ITEM 1(b). ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

717 TEXAS AVENUE SUITE 3100 HOUSTON, TX 77002

ITEM 2(a). NAME OF PERSON FILING:

Prudential Financial, Inc.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

751 Broad Street
Newark, New Jersey 07102-3777

ITEM 2(c). CITIZENSHIP:

New Jersey

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Preferred Stock

ITEM 2(e). CUSIP NUMBER:

4866068#6

ITEM 3. The Person filing this statement is a Parent Holding Company as defined in Section 240.13d-1(b)(1)(ii)(G) of the Securities Exchange
Act of 1934.

ITEM 4. OWNERSHIP:

(a) Number of Shares
Beneficially Owned: 0 Not applicable

(b) Percent of Class: 0

  (c) Powers                No. Of Shares

    -----------           --------------------

  Sole power to vote or    0  Not applicable
  to direct the vote

  Shared power to vote or  0  See Exhibit A
  to direct the vote

  Sole power to dispose or 0  Not applicable
  to direct disposition

  Shared power to dispose  0  See Exhibit A
  or to direct disposition

ITEM 5. OWNERSHIP OF 5% OR LESS OF A CLASS:

Prudential Financial, Inc. through its beneficial ownership of the Item 7 listed entities has ceased to be deemed the beneficial owner of more than 5% of the outstanding Common Stock of this issuer.

ITEM 6. OWNERSHIP OF MORE THAN 5% ON BEHALF OF
ANOTHER PERSON:

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE ULTIMATE PARENT COMPANY:

See Exhibit A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATION:

By signing below, Prudential Financial, Inc. certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The filing of this statement should not be construed as an admission that
Prudential Financial, Inc. is, for purposes of Sections 13 or 16 of the Securities
Exchange Act of 1934, the beneficial owner of such shares.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief,
Prudential Financial, Inc. certifies that the information set forth in this statement is true, complete and correct.

PRUDENTIAL FINANCIAL, INC.

By:Richard J Baker
Second Vice President

Date:2-16-2021
As of:12-31-2020

Exhibit A
--------------

ITEM 4. OWNERSHIP:

Rule 13d-1(k)(1) JOINT FILING AGREEMENT Each of the undersigned hereby agrees and consents to the execution and joint filing on its behalf of this Schedule 13G in connection with the beneficial ownership of the securities which are the subject of this schedule. Dated this 16th day of February, 2021 Prudential Financial, Inc. By: /s/ Ricard Baker, Second Vice President; Prudential Retirement Insurance and Annuity Company By: /s/ Callie Hamilton, Vice President; PGIM, Inc., as Investment Manager By: /s/ Callie Hamilton, Vice President

ITEM 7. IDENTIFICATION/CLASSIFICATION:

  Prudential Financial, Inc. is a Parent Holding Company and the indirect parent of the following subsidiaries, who are the beneficial owners of the number and percentage of securities which are the subject of this filing as set forth next to their names:

Subsidiaries

Number of Shares
Percentage

The Prudential Insurance Company of America
IC
0
0

Prudential Retirement Insurance and Annuity Company
IC
0
0

Jennison Associates LLC
IA
0
0

PGIM, Inc.
IA
0
0

QMA LLC
IA
0
0